FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  May,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  May  30,  2002                    By:____"Sandra  J.  Hall"____  ______
     ----------------                       ----------------------------------
SANDRA  J.  HALL,  SECRETARY  &  DIRECTOR

ENERGY  POWER  REPORTS  THIRD  QUARTER  RESULTS
Toronto,  Ontario
Energy  Power  Reports  Third  Quarter  Results
Energy Power Systems Limited (AMEX: EGY & Frankfurt EPW) (www.epsx.com)
("Energy
Power" or the "Company") announces that it has released unaudited consolidated financial statements for the nine-month period ended March 31, 2002 stated in Canadian dollars. These statements reflect the following activities of Energy Power operating as an Oil & Gas Division and it's wholly-owed subsidiary operating as an Engineering & Offshore Division:


- consolidated revenues of $16.7 million for the nine-month period ended March 31, 2002 versus $15.2 million for the nine month period ending March 31 2001;

- consolidated gross profits of $2.2 million for the nine-month period ended March 31, 2002 versus $1.5 million for the nine month period ending March 31, 2001;

- consolidated EBITDA of $0.7 million for the nine-month period ended March 31, 2002 versus ($0.1) million for the nine month period ending March 31, 2001;

- consolidated loss from continuing operations of $0.1 million for the nine-month period ended March 31, 2002 versus a consolidated net loss of $0.7 million for the nine month period ending March 31, 2001; and

-  consolidated  basic  loss  per  share  from  continuing  operations  of
  1 cent per share for the nine-month period ending March 31, 2002 versus 17 cents loss per share for the nine month period ending March 31, 2001.

Third quarter results for the nine-month period ending March 31, 2002 showed revenues increasing 10% to $16.7 million versus $15.2 million for the same period in the previous year. Growth was derived by revenue gains in the Company's Engineering & Offshore Division further bolstered by increased revenue from the Company's Oil & Gas Division.

Consolidated gross profit for the nine-month period ending March 31, 2002 increased 47% to $2.2 million from $1.5 million in 2001. Approximately $0.7 million of the increase was due to an improvement in profit margins during the period from the Company's Engineering & Offshore Division as well as increased revenue of $1.2 million. During the nine-month period ending March 31, 2002 gross profit margins from the Engineering & Offshore Division were 13% compared to 10% for the nine-month period ending the previous year. The remainder of the increase is related to incremental gross profit derived from the Company's Oil & Gas Division.

Consolidated EBITDA of $0.7 million for the nine-month period ending March 31, 2002 was $0.8 million higher than a consolidated EBITDA of ($0.1) million reported for the previous nine-month period. The $0.8 million increase in EBITDA during the period was due in part to improved margins by the Company's Engineering & Offshore division and the increased cash flow from the Company's Oil & Gas division.

Consolidated loss from continuing operations of $0.1 million for the nine-month period ending March 31, 2002 improved by $0.6 million or 86% over the consolidated loss from continuing operations of $0.7 million reported for the previous nine-month period. The loss was due to a $0.2 million write down of assets held for sale. Before the non-cash write down income from continuing operations was $0.1 million. The above reported earnings from continuing operations for the nine-month period ending March 31, 2002 resulted in a loss per share from continuing operations of 1 cent per share. Losses from continuing operations of 17 cents per share were reported for the previous nine-month period.

Losses incurred from discontinued operations derive from the Company's discontinued Power Division. Losses from discontinued operations were $0.1 million for the nine-month period ending March 31, 2002 versus ($0.2) million for the nine-month period ending March 31, 2001.

As a result of the foregoing, net losses improved by $0.4 million or 60% to $0.2 million for the nine-month period ending March 31, 2002 compared to net losses of $0.5 million during the previous fiscal period. The loss was due to a $0.2 million write down of assets held for sale. Before the non-cash write down income from continuing operations was $0.1 million. Net losses per share were 2 cents per share for the nine-month period ending March 31, 2002 and net losses of 13 cents per share were reported for the previous nine-month period.

About  Energy  Power  Systems  Limited

Energy Power is an integrated energy source and service company operating as an Engineering and Offshore Division and an Oil & Gas Division.
There are approximately 10.6 million shares issued and outstanding in the capital of the Company.

For  further  information  contact:   Scott  T.  Hargreaves,  CA,  CFA
                                   Chief  Financial  Officer
                                   Telephone:  (416)  861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.